EXHIBIT 99.1

Equinox Gold Resumes Operations at its Los Filos Mine

TSX: EQX
NYSE-A: EQX

VANCOUVER, BC, Sept. 12, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") reports that, following an initial meeting with Mezcala community leaders, the blockade at the Company's Los Filos Mine in Mexico was removed and the mine resumed operations on September 10th.

The Company will continue to engage with Mezcala and other community leaders to strengthen relationships and foster long-term, stable operations at the Los Filos Mine.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: Equinox Gold's relationship with the communities at Los Filos, Equinox Gold's ability to achieve long-term stable operations at Los Filos, and the strategic vision for Equinox Gold and expectations regarding the Company's growth strategy and future production capabilities. Forward-looking statements or information generally identified by the use of the words "will", "continue", "achieve", "long-term", "strengthen" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on Equinox Gold's current expectations and projections about future events and these assumptions include: the Company's previous working history with the communities around Los Filos; discussions with the Mezcala community; discussions with other communities around Los Filos; and the Company's working history with the workers and unions at Los Filos.

While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this presentation and Equinox Gold has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: employee relations; relationships with, and claims by, local communities and indigenous populations; no other labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; the Company's ability to comply with all environmental, health and safety laws and other regulatory requirements legal restrictions relating to mining including those imposed in connection with COVID-19; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2022/12/c6787.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 07:00e 12-SEP-22